Exhibit 99.114

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
CannTrust Holdings Inc.
3280 Langstaff Road, Unit 1
Vaughan, Ontario L4K 4Z8

Item 2.	Date of Material Change
October 1, 2018

Item 3.	News Releases
A press release in the form of Schedule A attached hereto was disseminated on October 1, 2018 via Cision news service.

Item 4.	Summary of Material Change
CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada's leading licensed producers and trusted brands of medical cannabis, has announced the appointment of Peter Aceto as Chief Executive Officer of CannTrust. Eric Paul, CannTrust’s Co-Founder and leader, has stepped down from his role as Chief Executive Officer, and has been named Chairman of the Board and Special Advisor to CannTrust’s management team. Mark Litwin is assuming the role of Vice Chairman.

Peter Aceto is globally recognized and a seasoned professional who brings decades of significant experience in leading companies in the public markets. Previously, for 10 years, Peter was President & CEO of Tangerine Bank (formerly, ING Direct); held the positions of Chief Risk Officer, Chief of Staff and Chief Lending Officer at ING DIRECT in the U.S., and was Legal and General Counsel at ING DIRECT in Canada.

CannTrust is a front-runner in the industry and perfectly positioned to continue its exponential growth in Canada and abroad following the legislative changes set to become effective in Canada on October 17th.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change
See Schedule A attached.

5.2 Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
The following officer of the Company may be contacted for further information:

Ian Abramowitz, Chief Financial Officer
	Tele: 647 872-2300	IAbramowitz@canntrust.ca

Item 9.	Date of Report
This report is dated this 4th day of October, 2018.

Schedule A

CannTrust strengthens its leadership team with Peter Aceto, as new CEO

VAUGHAN, ON, October 1st, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada's leading licensed producers and trusted brands of medical cannabis, today announced the appointment of Peter Aceto as Chief Executive Officer of CannTrust, effective immediately. Eric Paul, CannTrust’s Co-Founder and leader, has stepped down from his role as Chief Executive Officer, and has been named Chairman of the Board and Special Advisor to CannTrust’s management team. Mark Litwin is assuming the role of Vice Chairman.

“It has been a great honour to serve as the CEO of CannTrust since its inception only five years ago. I take great pride in our team’s collective accomplishments and the incredible progress we have made in such a short period of time,” said Paul. “With the opening of the recreational market just around the corner, and the numerous opportunities that our Company is positioned to capitalize on, the timing is impeccable to bring Peter on board.”

Peter Aceto is globally recognized and a seasoned professional who brings decades of significant experience in leading companies in the public markets. Previously, for 10 years, Peter was President & CEO of Tangerine Bank (formerly, ING Direct); held the positions of Chief Risk Officer, Chief of Staff and Chief Lending Officer at ING DIRECT in the U.S., and was Legal and General Counsel at ING DIRECT in Canada.

“The Board, Brad Rogers (CannTrust President), and I are confident that with Peter’s successful track record of strong leadership, deep operational knowledge and focus on delivering shareholder value, he will be the perfect compliment to our leadership team and the best candidate to lead our Company into the next phase of our rapid growth,” Paul continued.

"I am incredibly excited to have been chosen to lead CannTrust at such an important point in the Company’s evolution. The opportunities that lie ahead are limitless,” said Aceto. “We have a great team in place and I am thrilled to be leading the corporate strategy and vision to drive our business forward.”

CannTrust is a front-runner in the industry and perfectly positioned to continue its exponential growth in Canada and abroad following the legislative changes set to become effective in Canada on October 17th.

"CannTrust is in an enviable position today thanks to the strong leadership, foresight and unwavering dedication of Eric Paul,” said Litwin. "On behalf of the Board of Directors, our stakeholders and our staff, I would like to acknowledge and thank Eric for his many contributions, tireless efforts and for being the key driver of our growth and success to date.”

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized cannabis products.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release. Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: or to arrange an interview, please contact: Sheri De Carlo, Communications Manager at CannTrust, Tel: (647) 872-2300 X 2346 | Email: sdecarlo@canntrust.ca